FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2015

Commission File Number 1-32001

Aptose Biosciences Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

ADDITIONAL INFORMATION

On December 15, 2014, Aptose Biosciences Inc. issued a press release announcing the resignation of Dr. Brian Underdown as a member of the Board of Directors and Audit Committee. As anticipated, Aptose Biosciences Inc. received a notice of deficiency from the NASADQ Stock Market (“NASDAQ”) pursuant to Listing Rule 5605 as a result of Dr. Brian Underdown’s departure. Aptose Biosciences Inc. is currently addressing the described deficiency and expects to resolve this imminently.

Details of the notification letter and the cure period provided by NASDAQ is attached to this Form 6-K as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: January 13, 2015	By:	/s/ “Gregory Chow”
Gregory Chow
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated January 13, 2015 - Aptose Biosciences Doses First Patient in Phase 1b Clinical Study of APTO-253 in Relapsed or Refractory Hematological Malignancies

99.2	Notice of Non-Compliance from NASDAQ